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                                                                    EXHIBIT 4.10

COMPANY SECRETARIAL DEPARTMENT                  [DIAGEO LOGO]

                                                DIAGEO PLC
                                                8 Henrietta Place
                                                London W1G 0NB

                                                Tel: +44 (0)20 7927 5200
                                                Fax: +44 (0)20 7927 4708



7 March 2002


Lord Blyth of Rowington
Windmill House
Finwood Road
Rowington
Warwickshire CV35 7DF                                                   Personal


Dear James

Following a review of remuneration received by the Chairmen of major UK-based companies, the Board has decided to increase your total remuneration to Pound Sterling 450,000 with effect from 1st January 2002.

As discussed, we have agreed that it is appropriate for this additional remuneration to be in the form of Diageo shares, in order to demonstrate further the alignment of your interests with those of the shareholders. However, we have received legal advice that this would require a change in the Company's Articles
- which would not practical until the next AGM in October 2002.

You have, accordingly, undertaken as follows:

1. You will apply the after tax amount of the increase in remuneration (Pound Sterling 150,000), and of any future increase to the purchase of ordinary shares in Diageo, pursuant to a standing order with Stocktrade. You will instruct Stocktrade to advise the Company Secretary's office of each such purchase, as your agent, so that the appropriate notification can be made to the London Stock Exchange.

2. You will retain such shares until such time as you retire from the Company or cease to be a director for any other reason.

3. The next review of your fees will not be before 1st January 2003 and any such review will be dependent on any material change of the remuneration of Non Executive Chairmen.

4. Finally, it is confirmed that the role of Chairman of Diageo is expected to need an average of three days per week of your time.



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Please confirm that the above accurately reflects our discussion, and that you agree to be legally bound by the above undertakings, by signing and returning the enclosed copy of this letter to me.


Yours sincerely

/s/ Roger Myddelton


ROGER MYDDELTON
COMPANY SECRETARY


Signed: /s/ Blyth                               DATE: 7 MARCH 2002
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